787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 28, 2022

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Multi-Sector Income Trust

(Securities Act File No. 333-262119, Investment Company Act File No. 811-22774)

Response to Staff Comments

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Multi-Sector Income Trust (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned during a telephone conversation on February 10, 2022 regarding the registration statement on Form N-2 (the “Registration Statement”) of the Fund filed on January 12, 2022.

For the convenience of the Staff, the Staff’s comments are restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making any changes to the Registration Statement discussed below in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General Comment

Comment No. 1:	Please confirm supplementally that live links to all documents incorporated by reference will be included in the Amendment.
Response No. 1:	The Fund confirms that the Amendment will include live links to all documents incorporated by reference.

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

February 28, 2022

Base Prospectus

Comment No. 2:	Prospectus Summary—Distributions. Please inform the Staff in your response letter whether the Fund intends to report the distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response No. 2:	The Fund currently reports, and intends to continue to report, distribution yields or distribution rates in various mediums, including on its website, in fund fact sheets and in its annual and semi-annual shareholder reports. The Fund confirms that such materials also include total return information. The Fund notes that the final tax character of the Fund’s distributions as income, capital gain, or return of capital, if any, for the current year is not determinable until fiscal year-end, at which time the Fund provides tax reporting information to its investors. The Fund notes that any amounts of distributions for the current year that are estimated to be returns of capital are disclosed to investors in the Fund’s notices delivered pursuant to section 19(a) of the 1940 Act (“Section 19 Notices”). The Fund’s Section 19 Notices are also posted in the “Closed-End Fund Resources” section of the BlackRock website and included in the Fund’s annual and semi-annual shareholder reports.

Comment No. 3:	Prospectus—Summary of Trust Expenses. The Staff notes that the Fund and the Advisor have entered into a fee waiver agreement. Please confirm that there is no recoupment provision. If there is such a provision, this should be disclosed in the footnote describing the fee waiver.

Response No. 3:	The Fund confirms that the fee waiver agreement contains no recoupment provision.

Prospectus Supplement

Comment No. 4:	Prospectus Supplement—Summary of the Terms of the Rights Offering—Number of Rights Required to Purchase One Common Share. Since any rights issued in connection with a rights offering by the Fund will be transferable, please confirm to the Staff that the ratio of the offering will not exceed one new share for each three rights held.

Response No. 4:	The Fund confirms that the rounding up mechanism described under the sub-heading “Number of Rights Required to Purchase One Common Share” will not cause the ratio of the Rights offering to exceed one new share for each three Rights held in a transferable rights offering.

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February 28, 2022

Please do not hesitate to contact me at (212) 728-8147 if you have any questions regarding the foregoing.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock Advisors, LLC

Dean Caruvana, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

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